Exhibit (d)-(14)

AMENDED AND RESTATED INTERIM INVESTORS AGREEMENT

This Amended and Restated Interim Investors Agreement (the "Agreement") is made as of April 29, 2013 by and among Happy Travel Limited, a Mauritius company ("Actis"), Keystone Asia Holdings Limited, a Cayman Islands exempted company ("Carlyle"), SCC Growth 2010-Peak Holdco, Ltd., a Cayman Islands exempted company ("Sequoia"), Jaguar Investment Pte Ltd, a Singapore company ("GIC" and, together with Actis, Carlyle and Sequoia, the "PE Investors"), Nanyan Zheng, Fortune News International Limited, Boquan He, Prototal Enterprises Limited, Chien Lee, Smartech Resources Limited, Minjian Shi (collectively, including the PE Investors, the "Investors"), Keystone Lodging Holdings Limited, a Cayman Islands exempt company (“Holdco”), Keystone Lodging Company Limited, a Cayman Islands exempt company and wholly-owned subsidiary of Holdco ("Parent") and Keystone Lodging Acquisition Limited, a Cayman Islands exempt company and wholly-owned subsidiary of Parent ("Merger Sub"). Capitalized terms used herein but not defined shall have the meanings given to them in the Merger Agreement (as defined below).

RECITALS

WHEREAS, on February 28, 2013, 7 Days Group Holdings Limited, a Cayman Islands exempt company (the "Company"), Holdco, Parent and Merger Sub, executed an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which Merger Sub will be merged with and into the Company (the "Merger") with the Company surviving the Merger and becoming a wholly-owned subsidiary of Parent as a result of the Merger;

WHEREAS, on February 28, 2013, each of Actis, Carlyle, Sequoia and Boquan He or their respective Affiliates executed a letter agreement in favor of Holdco (each, an "Equity Commitment Letter" and collectively, the "Equity Commitment Letters"), pursuant to which each of Actis, Carlyle, Sequoia and Boquan He or their respective Affiliates has agreed, subject to the terms and conditions set forth therein, to make an equity investment (each, an "Equity Commitment," and collectively, the "Equity Commitments") in Holdco immediately prior to the Closing in connection with the Merger;

WHEREAS, on February 8, 2013, Cathay United Bank, Chinatrust Commercial Bank Co., Ltd., Nomura International (Hong Kong) Limited, Ta Chong Bank, Ltd. and Taipei Fubon Commercial Bank Co., Ltd. (collectively, the "Mandated Lead Arrangers") and Cathay United Bank, Chinatrust Commercial Bank Co., Ltd, Nomura Special Investments Singapore Pte. Ltd., Ta Chong Bank, Ltd. and Taipei Fubon Commercial Bank Co., Ltd., Offshore Banking Branch (collectively, the "Underwriters") executed a mandate letter in favor of Merger Sub (the "Debt Commitment Letter"), pursuant to which, subject to the terms and conditions set forth therein, the Mandated Lead Arrangers agreed to arrange and manage the primary syndication of a term loan facility for Merger Sub (the "Facility") and the Underwriters agreed to underwrite the Facility (together the "Debt Commitment") pursuant to which loans will be made available to Merger Sub immediately prior to the Closing in connection with the Merger;

WHEREAS, on February 28, 2013, each of Nanyan Zheng, Fortune News International Limited, Prototal Enterprises Limited, Chien Lee, Smartech Resources Limited, Minjian Shi and Actis (collectively, the “Rollover Investors”) executed a support agreement in favor of Parent and Holdco (the “Support Agreement”), pursuant to which, each of the Rollover Investors has agreed to, subject to the terms and conditions set forth therein and among other obligations, (i) the cancellation of all or a portion of their Shares for no consideration in the Merger, (ii) subscribe for newly issued ordinary shares of Holdco (the "Holdco Shares") immediately prior to the Closing at par value per share and (iii) vote in favor of approval of the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger;

WHEREAS, on February 28, 2013, each of the Principal Investors (defined below) or their respective Affiliates executed a limited guaranty in favor of the Company with respect to certain obligations of Parent under the Merger Agreement (each a "Limited Guaranty" and collectively, the "Limited Guaranties");

WHEREAS, on the date hereof, Boquan He assigned and transferred to GIC, and GIC acquired and accepted, all of Boquan He’s rights, interests and obligations under the Equity Commitment Letter executed by Boquan He in favor of Holdco and the Limited Guaranty executed by Boquan He in favor of the Company; and

WHEREAS, the Investors, Holdco, Parent and Merger Sub wish to agree to certain terms and conditions that will govern the actions of Holdco, Parent and Merger Sub and the relationship among the Investors with respect to the Merger Agreement, the Equity Commitment Letters, the Debt Commitment Letter, the Support Agreement and the Limited Guaranties, and the transactions contemplated by each.

NOW, THEREFORE, in consideration of the premises and of the mutual covenants and obligations hereinafter set forth, the parties hereto hereby agree as follows:

AGREEMENT

1.	AGREEMENTS AMONG THE INVESTORS.

1.1 Actions Under the Merger Agreement. Subject to Section 1.8 hereof, the Requisite Investors (as defined below) may cause Parent to take any action or refrain from taking any action in order for Parent to comply with its obligations, satisfy its closing conditions or exercise its rights under the Merger Agreement, including, without limitation, determining that the conditions to closing specified in Sections 7.01, 7.02 and 7.03 of the Merger Agreement (the "Closing Conditions") have been satisfied, waiving compliance with any agreement or condition in the Merger Agreement, including any Closing Condition, amending or modifying the Merger Agreement and determining to close the Merger; provided, however, that the Requisite Investors may not cause Parent to amend the Merger Agreement in a way that has an impact, economic or otherwise, on any Investor that is different from the impact, economic or otherwise, on the other Investors in a manner that is materially adverse to such Investor without such Investor's written consent. Parent shall not, and the Investors shall not permit Parent or Merger Sub to, determine that the Closing Conditions have been satisfied, waive any Closing Condition, amend or modify the Merger Agreement or determine to close the Merger unless such action has been approved in advance in writing by the Requisite Investors. Parent agrees not to take any action with respect to the Merger Agreement, including granting or withholding of waivers or entering into amendments, unless such actions are in accordance with this Agreement. For the purposes of this Agreement, "Principal Investors" shall mean the PE Investors, Nanyan Zheng and Boquan He, and "Requisite Investors" shall mean at least five (5) of the Principal Investors.

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1.2 Debt Financing. Subject to Section 1.8 hereof, Merger Sub shall, at the direction of the Requisite Investors, negotiate, enter into and borrow under definitive agreements relating to the Debt Commitment to be provided at the Closing; provided, however, that Merger Sub shall not, and the Investors shall not permit Merger Sub to, enter into or borrow under any agreement in connection with the Debt Commitment on terms that are materially adverse to Merger Sub or the Investors compared to the terms set forth in the Debt Commitment Letter, unless such agreement or borrowing has been first approved by the Requisite Investors.

1.3 Equity Financing. Subject to Section 1.8 hereof, Holdco shall, at the direction of the Requisite Investors, enforce the provisions of the Equity Commitment Letters in accordance with the terms of the Merger Agreement and the Equity Commitment Letters. Notwithstanding anything in any Equity Commitment Letter to the contrary, prior to the Effective Time, none of the PE Investors shall be entitled to assign, sell-down or syndicate any part of its Equity Commitment to any third party. For the avoidance of doubt, each PE Investor may assign, sell-down or syndicate all or any part of its Equity Commitment to any of its Affiliates or limited partners of it or its Affiliates.

1.4 Support Agreement. Subject to Section 1.8 hereof, each of Holdco and Parent shall, at the direction of the PE Investors, enforce the provisions of the Support Agreement in accordance with the terms of the Merger Agreement and the Support Agreement.

1.5 Management Arrangements. Subject to Section 1.8 hereof, Holdco or Parent shall, at the direction of the Requisite Investors, negotiate and enter into definitive agreements with members of management of the Company with respect to the terms of management's employment, compensation, rollover equity and equity incentives.

1.6 Shareholders Agreement; Appointment of Directors. Subject to Section 1.8 hereof, each Investor agrees to negotiate in good faith with the other Investors with respect to, and enter into concurrently with the Effective Time, a Shareholders Agreement or other definitive agreements containing, in principle, the terms set forth on Exhibit A hereto so long as such definitive agreements are either (a) consistent with Exhibit A or (b) inconsistent with Exhibit A and approved by all Investors. Holdco and each Investor hereby agree to take (or cause to be taken) all actions, if any, required to be taken by each, such that the board of directors of Holdco, and board of directors of Parent if applicable, has the composition contemplated by Exhibit A hereto immediately prior to the Effective Time.

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1.7 Consummation of the Transaction. Subject to Section 1.8, in the event that the Closing Conditions are satisfied or validly waived (subject to the requirements in Section 1.1) and the Requisite Investors determine to close the Merger, the Requisite Investors or all of the Principal Investors who are not Failing Investors acting unanimously may terminate the participation in the transaction of any PE Investor that does not fund its Equity Commitment or that asserts in writing its unwillingness to fund its Equity Commitment (a "Failing Investor"); provided, that such termination shall not affect the rights of the Closing Investors (as defined below) against such Failing Investor (as defined below) with respect to such failure to fund, which rights shall be provided in Sections 2.4 and 2.5 hereof. In the event the Requisite Investors or all of the Principal Investors acting unanimously terminate the Failing Investor's participation in the transaction, the amount of the Failing Investor's Equity Commitment (if any) and/or the value of its or his Shares to be cancelled for no consideration under the Support Agreement (if any) (calculated as the product of the number of such Shares and the Per Share Merger Consideration) (such value, the "Rollover Commitment," and together with any Equity Commitment, the "Commitment") shall first be offered to the PE Investors (other than any Failing Investor) in proportion of their respective Commitments to the aggregate Commitments of the PE Investors (other than any Failing Investor) at the time of such termination, and if none or not all of the Failing Investor's Commitment is accepted by the PE Investors (other than any Failing Investor) in such proportion, then the Requisite Investors or all of the Principal Investors who are not Failing Investors acting unanimously may offer the Failing Investor's Commitment, or portion thereof, to the other Investors or to one or more new investors approved by the Requisite Investors. For the purpose of this Agreement, Actis' Commitment shall include both Actis' Equity Commitment and Rollover Commitment, Nanyan Zheng's Commitment shall include both his Rollover Commitment and the Rollover Commitment of Fortune News International Limited, and Boquan He's Commitment shall include the Rollover Commitment of Prototal Enterprises Limited.

1.8 Non-Consenting Investors. Notwithstanding anything to the contrary in this Agreement, Parent shall not, and the Requisite Investors shall not permit Parent to, (i) modify or amend the Merger Agreement so as to increase or modify in a manner adverse to Parent or the Investors the form or amount of the Merger Consideration (including by waiver of a breach of the Company's representation and warranty regarding its capitalization) or increase in any way the obligations under the Limited Guaranties or the Equity Commitment Letters, (ii) modify or waive, in a manner adverse to Parent or the Investors, any provisions relating to the Parent Termination Fee or the aggregate cap on monetary damages available to the Company or (iii) materially modify the structure of the transaction contemplated by the Merger Agreement, in each case, without the consent of each Principal Investor; provided, however, that in the event that the Requisite Investors are willing to agree to, proceed with, or take any action or enter into any agreement (or, in each such case, to permit Parent to do so) with respect to the matters described in clauses (i) through (iii) above and any one Investor declines to agree to, proceed with, or take any action with respect to such matter (a "Non-Consenting Investor"), the Requisite Investors may nevertheless proceed with such matter by first terminating such Non-Consenting Investor's participation in the transaction, and in such event such Non-Consenting Investor shall have no liability hereunder (except as specifically provided in Sections 1.10 and 1.12.2 hereof) or, if applicable, under its Equity Commitment Letter, its Limited Guaranty or the Support Agreement; and provided, further, that such Non-Consenting Investor shall have received a full and unconditional release of its or his obligations under this Agreement (subject to the applicable provisions of Sections 1.10 and 1.12.2 hereof and except with respect to breaches of this Agreement by such Non-Consenting Investor occurring prior to the date of such release), and, if applicable, under its Equity Commitment Letter, its Limited Guaranty and/or the Support Agreement from Holdco, Parent, the Company, and each other Investor, or a mutually satisfactory indemnity with respect to such Non-Consenting Investor's liabilities under this Agreement, and, if applicable, its Equity Commitment Letter, its Limited Guaranty and/or the Support Agreement. In the event the Requisite Investors terminate the Non-Consenting Investor's participation in the transaction, the amount of the Non-Consenting Investor's Commitment shall first be offered to the PE Investors (other than any Non-Consenting Investor) in proportion of their respective Commitments to the aggregate Commitments of the PE Investors (other than any Non-Consenting Investor) at the time of such termination, and if none or not all of the Non-Consenting Investor's Commitment is accepted by the PE Investors (other than any Non-Consenting Investor) in such proportion, then the Requisite Investors may offer the Non-Consenting Investor's Commitment, or portion thereof, to the other Investors or to one or more new investors approved by the Requisite Investors.

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1.9 Company Termination Fee. Any Company Termination Fee paid by the Company or any of its affiliates pursuant to the Merger Agreement or otherwise, after making adequate provisions for the payment or reimbursement of Consortium Costs pursuant to Section 1.10 hereof shall be promptly paid by Parent or Merger Sub to the PE Investors (other than any Investor that is a (i) Non-Consenting Investor whose participation in the transaction has been terminated pursuant to Section 1.8 hereof or (ii) a Failing Investor (as defined below) at the time of termination of the Merger Agreement) or their designees in proportion of their respective Equity Commitment to the aggregate Equity Commitments of the PE Investors (other than the Non-Consenting Investor(s) and the Failing Investor(s)).

1.10 Expense Sharing. In the event the Merger is consummated, Parent or the Company will bear all out-of pocket expenses incurred by Holdco, Parent, Merger Sub and each Investor, including, without limitation, (i) the reasonable and documented fees, expenses and disbursements of lawyers, accountants, consultants and other advisors that may have been retained by Holdco, Parent, Merger Sub or any Investor (including, without limitation, any fees incurred in connection with the due diligence of the Company) and (ii) any fees (including financing fees) related to the Merger (all such fees and expenses, in the aggregate, the "Consortium Costs"). For the avoidance of doubt, the Consortium Costs shall include indemnities to be provided to the debt financing sources, lawyers, accountants, consultants, and other advisors who have been engaged with respect to the Merger. In the event of a termination of the Merger Agreement in which a Company Termination Fee is paid to Parent, Parent shall first pay all Consortium Costs from the Company Termination Fee and distribute any remaining amount of the Company Termination Fee to the PE Investors in accordance with Section 1.9 hereof. In the event of a termination of the Merger Agreement in which no Company Termination Fee is paid to Parent, each PE Investor agrees that it will be responsible for its proportionate share (determined by reference to the amount of its Equity Commitment to the aggregate Equity Commitments of the PE Investors) of Consortium Costs (other than the fees, expenses and disbursements of lawyers, accounts, consultants and other advisors that may have been retained by any Investor for the sole benefit of such Investor), and each Investor agrees that it will be responsible for the fees, expenses and disbursements of lawyers, accounts, consultants and other advisors that may have been retained by it for its sole benefit. Prior to making any payment of Consortium Costs hereunder, each Principal Investor shall be entitled to receive and review reasonable documentation of such fees and expenses. Notwithstanding the prior two sentences, no Non-Consenting Investor shall be responsible for Consortium Costs incurred after the termination of such Non-Consenting Investor's participation in the transaction. The obligations under this Section 1.10 shall exist whether or not the Merger is consummated, and shall survive the termination of the other terms of this Agreement, provided that such fees, expenses or liabilities are not paid by the Company, Holdco or Parent. For the avoidance of doubt, in the event of a termination of the Merger Agreement in which no Company Termination Fee is paid to Parent, each Investor will be responsible for its or his own fees and expenses other than the Consortium Costs.

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1.11 Notice of Closing; Notices. Parent will use its commercially reasonable efforts to provide each Investor with at least ten (10) days prior notice of the Closing Date under the Merger Agreement; provided that the failure to provide such notice will not relieve an Investor of its obligations under this Agreement. Any notices received by Parent pursuant to Section 9.02 of the Merger Agreement shall be promptly provided to each Investor at the address set forth in such Investor's Equity Commitment Letter or the Support Agreement.

1.12 Representations and Warranties; Covenant.

1.12.1 Each Investor hereby represents, warrants and covenants to the other Investors that none of the information supplied in writing by such Investor specifically for inclusion or incorporation by reference in the Proxy Statement or Schedule 13E-3 will cause a breach of the representations and warranties of Parent or Merger Sub set forth in the Merger Agreement. Each Investor hereby represents, warrants and covenants to the other Investors that it has not entered into any agreement, arrangement or understanding with any other Investor, any other potential investor or group of investors or the Company with respect to the subject matter of this Agreement and the Merger Agreement, other than the agreements expressly contemplated by this Agreement (including exhibits) and the Merger Agreement.

1.12.2 Until this Agreement is terminated pursuant to Section 2.1, no Investor shall enter into any agreement, arrangement or understanding with any other potential investor or acquiror or group of investors or acquirors or the Company or any of its representatives with respect to the subject matter of this Agreement and the Merger Agreement or any other similar transaction involving the Company without the prior approval of the Requisite Investors; provided, that this Section 1.12.2 shall continue to apply to an Investor (a) that is a Failing Investor for a period of one year following such Investor becoming a Failing Investor or (b) that is released from this Agreement pursuant to Section 1.8 until the earlier of the Effective Time and termination of the Merger Agreement pursuant to Article VIII thereof.

1.12.3 Each of Holdco, Parent and Merger Sub hereby represents, warrants and covenants to each of the Investors that it has not entered, and prior to the Closing will not enter, into any agreement or arrangement of any kind with any Person that grants a Person: (i) the right to purchase a different class of security than that being purchased by the Investors in accordance with the terms of the Equity Commitment Letters and the Support Agreement, (ii) the right to purchase the same class of security as that being purchased by the Investors in accordance with the Equity Commitment Letters and the Support Agreement, but at a lower price than pursuant thereto, or (iii) any other right not provided for herein, except, in all cases, agreements or arrangements entered into pursuant to Section 1.5 herein or otherwise entered into by Holdco, Parent or Merger Sub with the consent of the Requisite Investors.

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1.12.4 Neither Holdco nor Parent shall enter into any agreement with an Investor or group of Investors that has the effect of discriminating against any Investor in a manner that is materially adverse to such Investor without such Investor's consent, except to the extent expressly permitted by the terms of this Agreement. Holdco and Parent shall provide to all Principal Investors a copy of each agreement to be entered into with less than all of the Investors prior to the execution of such agreement.

1.12.5 The Principal Investors shall cooperate in defending any claim that the Principal Investors are or any of them is liable to make payments under the Limited Guaranties. Each Principal Investor agrees to contribute to the amount paid or payable by other Principal Investors in respect of the Limited Guaranties so that each Principal Investor will have paid an amount equal to the product of the aggregate amount paid under all of the Limited Guaranties multiplied by a fraction of which the numerator is such Principal Investor's Cap (as defined in such Principal Investor's Limited Guaranty) and the denominator is the sum of all Principal Investors' Caps.

1.13 PR Coordination. Subject to Section 6.12 of the Merger Agreement as it relates to Parent and Merger Sub, each party hereto will coordinate in good faith any and all press releases and other public relations matters with respect to the Merger and the transactions contemplated hereby. Unless otherwise required by law or the rules of any stock exchange or regulatory authority, no party hereto may issue any press release or otherwise make any public announcement or comment on the Merger and the transactions contemplated hereby without the prior consent of the Requisite Investors. Except as may be consented to and approved by GIC or may be required by law, regulatory authorities or the rules of a stock exchange, each of the Investors and their respective Affiliates, Holdco, Parent and Merger Sub agree that the name of GIC or any of its Affiliates shall not be used in any public disclosures.

1.14 Initial Holdco Shareholders. Nanyan Zheng and Carlyle, as the initial (direct or indirect) shareholders of Holdco, agree to use commercially reasonable efforts to take all corporate actions reasonably necessary to cause Holdco to give effect to and comply with the matters set forth in this Agreement.

2.	MISCELLANEOUS.

2.1 Effectiveness. This Agreement shall become effective on the date hereof and shall terminate (except with respect to Sections 1.9, 1.10, 1.12, 1.13 and 2) upon the earlier of the Effective Time of the Merger and the termination of the Merger Agreement pursuant to Article VIII thereof; provided, that any liability for failure to comply with the terms of this Agreement shall survive such termination.

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2.2 Amendment. This Agreement may be amended or modified and the provisions hereof may be waived, only by an agreement in writing signed by the Requisite Investors; provided that (i) no provision of this Agreement (excluding exhibits) may be amended in a manner that disproportionately adversely affects an Investor without such Investor’s consent, (ii) no provision in this Agreement that requires the consent of each Investor may be amended without a writing signed by all of the Investors and (iii) Section 2.9 and the last full sentence of Section 1.13 may not be amended or modified without the prior written consent of GIC.

2.3 Severability. In the event that any provision hereof would, under applicable law, be invalid or unenforceable in any respect, such provision shall be construed by modifying or limiting it so as to be valid and enforceable to the maximum extent compatible with, and possible under, applicable law. The provisions hereof are severable, and in the event any provision hereof should be held invalid or unenforceable in any respect, it shall not invalidate, render unenforceable or otherwise affect any other provision hereof.

2.4 Remedies. The parties hereto agree that, except as provided herein, this Agreement will be enforceable by all available remedies at law or in equity (including, without limitation, specific performance), provided that the Agreement may only be enforced against an Investor by Holdco, Parent or Merger Sub, acting at the direction of the Requisite Investors. In the event that (i) Holdco determines to enforce the provisions of the Equity Commitment Letters, (ii) Holdco and Parent determine to enforce the provisions of the Support Agreement, or (iii) Merger Sub determines to enforce the provisions of the Debt Commitment Letter, in each case, in accordance with this Agreement, and the Requisite Investors are prepared to (x) cause Parent and Merger Sub to consummate the Merger in accordance with this Agreement, (y) fulfill their obligations under the Support Agreement and (z) fund their Equity Commitments immediately prior to the Closing, as evidenced in writing to the other Investors (the Investors who are so prepared, the "Closing Investors"), but one or more Investors fails to fund its Equity Commitment or provide written notice that it will not fund its Equity Commitment, or fails to fulfill its or his obligations under the Support Agreement or provide written notice that it or he will not fulfill its or his obligations under the Support Agreement, as applicable, (each such Investor, a "Failing Investor"), the parties hereto agree that the Closing Investors shall be entitled, in their discretion, to either (a) specific performance of the terms of this Agreement and the Equity Commitment Letters or the Support Agreement, as applicable, together with any costs of enforcement incurred by the Closing Investors in seeking to enforce such remedy or (b) payment by the Failing Investors in an amount equal to the aggregate out-of-pocket damages incurred by such Closing Investors (including amounts paid under any such Investor’s Limited Guaranty). If Holdco, acting at the direction of the Requisite Investors, determines to enforce the remedy described in the preceding sentence against any Failing Investor, it must do so against all Failing Investors. If there are multiple Failing Investors, each Failing Investor's portion of the total obligations hereunder shall be the amount equal to the product of (a) the amounts due from all Failing Investors hereunder (including the value of any Rollover Commitment) multiplied by (b) a fraction of which the numerator is such Failing Investor's Commitment, as applicable, and the denominator is the sum of all Failing Investors' Commitments.

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2.5 No Recourse. Notwithstanding anything that may be expressed or implied in this Agreement, and notwithstanding the fact that certain of the Investors may be partnerships or limited liability companies, Holdco, Parent, Merger Sub and each Investor covenants, agrees and acknowledges that no recourse under this Agreement or any documents or instruments delivered in connection with this Agreement shall be had against any current or future director, officer, employee, general or limited partner or member or manager of any Investor or of any partner, member, manager or affiliate thereof, as such, whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other applicable law, it being expressly agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by any current or future director, officer, employee, general or limited partner or member or manager of any Investor or of any partner, member, manager or affiliate thereof, as such, for any obligation of any Investor under this Agreement or any documents or instruments delivered in connection with this Agreement for any claim based on, in respect of or by reason of such obligations or their creation.

2.6 Governing Law; Dispute Resolution. This Agreement and the exhibit hereto shall be interpreted, construed and governed by and in accordance with the laws of the State of New York without regard to the conflicts of law principles thereof. All actions arising under the laws of the State of New York out of or relating to this Agreement shall be heard and determined exclusively in any New York federal court sitting in the Borough of Manhattan of The City of New York, provided, however, that if such federal court does not have jurisdiction over such Action, such Action shall be heard and determined exclusively in any New York state court sitting in the Borough of Manhattan of The City of New York. Each of the parties hereto agrees that mailing of process or other papers in connection with any such Action in the manner provided in Section 1.11 or in such other manner as may be permitted by applicable Laws, will be valid and sufficient service thereof. Each of the parties hereto hereby (a) submits to the exclusive jurisdiction of any federal or state court sitting in the Borough of Manhattan of The City of New York for the purpose of any Action arising under the laws of the State of New York out of or relating to this Agreement brought by any party hereto and (b) irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any Action with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder (i) any claim that it is not personally subject to the jurisdiction of the aforesaid courts for any reason other than the failure to serve process in accordance with this Section 2.6, (ii) any claim that it or its property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) to the fullest extent permitted by applicable Law, any claim that (A) the Action in such court is brought in an inconvenient forum, (B) the venue of such Action is improper or (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

2.7 Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH OF THE PARTIES HERETO HEREBY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 2.7.

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2.8 Exercise of Rights and Remedies. No delay of or omission in the exercise of any right, power or remedy accruing to any party as a result of any breach or default by any other party under this Agreement shall impair any such right, power or remedy, nor shall it be construed as a waiver of or acquiescence in any such breach or default, or of any similar breach or default occurring later; nor shall any such delay, omission nor waiver of any single breach or default be deemed a waiver of any other breach or default occurring before or after that waiver.

2.9 No Party to Litigation. In no event shall GIC be required to be a party to any litigation commenced by any of the Investors or their respective Affiliates, Holdco, Parent or Merger Sub against any of the Company and the Rollover Investors or involving the Merger Agreement.

2.10 Other Agreements. This Agreement, together with the Consortium Agreement and agreements referenced herein, constitutes the entire agreement, and supersedes all prior agreements, understandings, negotiations and statements, both written and oral, among the parties hereto or any of their affiliates with respect to the subject matter contained herein except for the Consortium Agreement and such other agreements as are referenced herein which shall continue in full force and effect in accordance with their terms. In the event of any conflict between the provisions of this Agreement and the provisions of the Consortium Agreement or such other agreements as are referenced herein, the provisions of this Agreement shall prevail.

2.11 Assignment. This Agreement may not be assigned by any party or by operation of law or otherwise without the prior written consent of each of the other parties, except that the Agreement may be assigned to an Affiliate of a party hereto; provided that the party making such assignment shall not be released from its obligations hereunder. Any attempted assignment in violation of this Section 2.11 shall be void.

2.12 Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

[Signature pages follow]

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In witness whereof, each of the undersigned has duly executed this Agreement as of the date first written above.

KEYSTONE LODGING HOLDINGS LIMITED

By:	/s/ Thomas Mayrhofer
Thomas Mayrhofer Director

KEYSTONE LODGING COMPANY LIMITED

By:	/s/ Thomas Mayrhofer
Thomas Mayrhofer Director

KEYSTONE LODGING ACQUISITION LIMITED

By:	/s/ Thomas Mayrhofer
Thomas Mayrhofer Director

HAPPY TRAVEL LIMITED

By:	/s/ RSK Hazareesing
RSK Hazareesing Director

[Signature Page to Interim Investors Agreement]

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KEYSTONE ASIA HOLDINGS LIMITED

By:	/s/ Thomas Mayrhofer
Thomas Mayrhofer Director

SCC GROWTH 2010-PEAK HOLDCO, LTD.

By:	/s/ Kok Wai Yee
Kok Wai Yee] Authorised Signatory

JAGUAR INVESTMENT PTE LTD

By:	/s/ Heng Phok Jui
Heng Phok Jui Authorised Signatory

[Signature Page to Interim Investors Agreement]

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PROTOTAL ENTERPRISES LIMITED

By:	/s/ Boquan He
Boquan He Director]

BOQUAN HE

By:	/s/ Boquan He
Boquan He Director]

CHIEN LEE

By:	/s/ Chien Lee
Chien Lee

MINJIAN SHI

By:	/s/ Minjian Shi
Minjian Shi

FORTUNE NEWS INTERNATIONAL LIMITED

By:	/s/Nanyan Zheng
Nanyan Zheng Director

NANYAN ZHENG

By:	/s/ Nanyan Zheng
Nanyan Zheng

SMARTECH RESOURCES LIMITED

By:	/s/ Qiong Zhang
Qiong Zhang Director

[Signature Page to Interim Investors Agreement]

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Exhibit A

Shareholders Agreement Term Sheet

This term sheet (the “Term Sheet”) is a summary of certain indicative terms of a proposed acquisition of 7 Days Group Holdings Limited (the “Company”) and the entities controlled by it (together with the Company, Holdco (as defined below) and Parent (as defined below), the “Group”, and each a “Group Company”) as described herein (the “Transaction”) and the documentation thereto and does not constitute a legally binding obligation or commitment by any of parties to commit to the Transaction or act as investor, arranger, or lender for any equity interest or financing, and the terms herein are indicative and for purposes of discussion only. Any such obligation on the part of any party will be created only upon the satisfaction of the conditions set forth in this Term Sheet and the execution of definitive documentation, and then only in accordance with the terms and conditions thereof. All dollar figures in this Term Sheet are in U.S. dollars.

Summary of Acquisition

Target	7 Days Group Holdings Limited, a Cayman Islands company listed on the NYSE

Parties	•	Boquan He and Prototal Enterprises Limited (“Mr. He”)

	•	Nanyan Zheng, Audrey & Aaron Holdings and Fortune News International Limited (“Mr. Zheng”)

	•	Chien Lee ("Mr. Lee")

	•	Qiong Zhang and Smartech Resources Limited ("Ms. Zhang")

	•	Minjian Shi ("Mr. Shi")

	•	Happy Travel Limited and its affiliates ("Actis")

	•	Keystone Asia Holdings Limited and its affiliates (“Carlyle”)

	•	Sequoia Capital China and its affiliates (“Sequoia”)

	•	Jaguar Investment Pte Ltd ("GIC")

For purposes of this term sheet, "Rollover Shareholders" means collectively Mr. He, Mr. Zheng, Mr. Lee, Ms. Zhang, Mr. Shi and Happy Travel Limited and a "Rollover Shareholder"2 means any of them; "New Investors" means collectively Carlyle, Sequoia, Actis and GIC and a "New Investor" means any of them; "Principal Investors" means collectively Mr. He, Mr. Zheng, Actis, Carlyle, Sequoia and GIC and a "Principal Investor" means any of them; "Investors" or "Parties" means collectively the parties listed above and an "Investor" means any of them.

Exhibit A-1

Proposed Transaction Structure	•	Carlyle and Mr. Zheng have formed a Cayman special purpose vehicle (“Holdco”)

	•	Holdco has formed a wholly-owned Cayman subsidiary (“Parent”)

	•	Parent has formed a Cayman subsidiary (“Merger Sub”) that will merge with and into the Company at the consummation of the Transaction, with the Company as the surviving corporation and a wholly owned subsidiary of Parent

	•	The Investors will subscribe for ordinary shares of Holdco ("Ordinary Shares") immediately prior to the consummation of the Transaction.

	•	In the Transaction, Company shareholders other than the Rollover Shareholders (“Unaffiliated Stockholders”) will receive the “Cash Consideration” in respect of their shares of the Company (“Shares”)

Consideration	$4.60 per Share or $13.80 per ADS or such price that all Parties agree upon (“Cash Consideration”)

Sources of Funds	•	The sources of funds for the Transaction are a combination of (i) new equity provided by the New Investors, (ii) rollover equity provided by the Rollover Shareholders, (iii) third party debt and (iv) the Company’s available cash.

New Equity

		o	Actis contributes $17 million in cash to Holdco in exchange for Ordinary Shares representing 2.8% of Holdco’s equity.

		o	Carlyle contributes $141 million in cash to Holdco in exchange for Ordinary Shares representing 23.6% of Holdco’s equity.

		o	Sequoia contributes $100 million in cash to Holdco in exchange for Ordinary Shares representing 16.7% of Holdco equity.

		o	GIC contributes $28 million in cash to Holdco in exchange for Ordinary Shares representing 4.7% of Holdco equity.

Rollover Equity

		o	Mr. He’s 35,131,575 Shares representing 23.9% of the total issued and outstanding Shares will be cancelled in the Transaction in exchange for the right to receive 35,131,575 Ordinary Shares representing 27.1% of Holdco’s equity.

		o	Mr. Zheng’s 9,053,420 Shares representing 6.2% of the total issued and outstanding Shares will be cancelled in the Transaction in exchange for the right to receive 9,053,420Ordinary Shares representing 7.0% of Holdco’s equity.

Exhibit A-2

o	Happy Travel’s 15,518,002 Shares representing 10.6% of the total issued and outstanding Shares will be cancelled in the Transaction in exchange for the right to receive 15,518,002 Ordinary Shares representing 12.0% of Holdco’s equity.

o	Chien Lee's 3,900,000 Shares representing 2.7% of the total issued and outstanding Shares will be cancelled in the Transaction in exchange for the right to receive 3,900,000 Ordinary Shares representing 3.0% of Holdco's equity.

o	Qiong Zhang's 1,500,000 Shares representing 1.0% of the total issued and outstanding Shares will be cancelled in the Transaction in exchange for the right to receive 1,500,000 Ordinary Shares representing 1.2% of Holdco's equity.

o	Minjian Shi's 2,535,000 Shares representing 1.7% of the total issued and outstanding Shares will be cancelled in the Transaction in exchange for the right to receive 2,535,000 Ordinary Shares representing 2.0% of Holdco's equity.

Debt Financing

o	Holdco will borrow $120 million (the “Acquisition Loan”) from a third party on arm’s length terms.

Capitalization of the Company	Shareholder	Immediately Pre-Closing (% holding in Holdco)	Immediately Post-Closing (% holding in Holdco)
	Mr. He	23.90%	27.10%
	Mr. Zheng	6.20%	7.00%
	Actis	11.90%	14.80%
	Carlyle	0%	23.60%
	Sequoia	0%	16.70%
	GIC	0%	4.70%
	Warburg Pincus	16.30%	0%
	Mr. Lee	4.30%	3.00%
	Ms. Zhang	1.60%	1.20%
	Mr. Shi	2.20%	2.00%
	Public Investors	33.50%	0%
	Total	100.00%	100.00%

Exhibit A-3

Shareholders Agreement in respect of Holdco

QIPO	The Parties will use commercially reasonable efforts to support an initial public offering of securities of Holdco or any other Group Company on the Hong Kong Stock Exchange or another internationally recognized exchange or quotation system agreed by the Principal Investors with a total pre-offering equity valuation no lower than US$ 1.0 billion (a “QIPO”).

The Principal Investors (other than Mr. Zheng) will be allowed to sell down during an IPO at least 10% but no more than 20% of Holdco's equity in aggregate to be apportioned based on their pro-rata shareholding.

Mr. Zheng will be allowed to sell down during an IPO a percentage of Holdco's equity held by him calculated by the formula below:

Percentage = 60% x (Total Sell-Down Shares/Total Subject Shares)

"Total Sell-Down Shares" means the number of Ordinary Shares to be sold by the Principal Investors (other than Mr. Zheng) in the IPO.

"Total Subject Shares" means the number of Ordinary Shares beneficially owned by the Principal Investors (other than Mr. Zheng) immediately prior to the consummation of the IPO.

Each Principal Investor's right to sell down during an IPO is subject to customary cut-backs by underwriters as necessary.

Preemptive Rights	• Subject to customary exceptions (including issuances under the ESOP), if any Group Company proposes to issue to any person any new equity securities, or securities convertible, exchangeable or exercisable into any equity securities, it will first offer to each Party a percentage of such equity securities equal to its pro rata ownership of the fully-diluted equity.

• To the extent that a Party does not subscribe for its entire pro rata share of any equity issuance, then such Group Company will be able to issue such unsubscribed equity securities to any other person on terms no more favorable than the terms offered to the other Parties.

Restrictions on Transfer	Subject to customary exceptions (including without limitation Transfer for tax/estate planning purposes, pledges for purposes of immigration and/or securing mortgage on non-commercial property up to USD8.5 million, and any Transfer pursuant to the Drag-Along Right), until the earlier of the third anniversary of the closing of the Transaction and the closing of a QIPO, Mr. Zheng will not transfer (“Transfer”), whether by sale, pledge or other disposition, more than 20% of the Ordinary Shares held by or on behalf of him as of the Closing Date without prior written approval of two-thirds of the Ordinary Shares held by the other Principal Investors who hold not less than 10% of Holdco’s equity. Each Principal Investor (other than Mr. Zheng) will have the ROFR (as defined below) and tag-along rights with respect to the transfer of any Ordinary Shares held by Mr. Zheng in the event of such approval. Prior to Mr. Zheng’s transfer of any Ordinary Share, he shall consult with the other Principal Investors in good faith. In the event of a major shareholder dispute, including without limitation any such event involving replacement of any of the key management personnel without the consent of Mr. Zheng and, as a result of which, Mr. Zheng can no longer effectively direct the management of the Group and such shareholder dispute may reasonably be expected to have a material adverse effect on the operations of the Group, then the above restrictions on Mr. Zheng shall terminate.

Exhibit A-4

Notwithstanding anything in this term sheet, (i) no Investor shall Transfer any Shares to a competitor of the Group listed in Appendix A, and (ii) Mr. Zheng shall not transfer any Ordinary Shares held by him as of the Closing Date to any private equity fund listed in Appendix B attached hereto or its affiliates or any private equity fund managed by its affiliates, in either case, without the prior written unanimous consent of the Principal Investors (other than the selling Investor, if applicable).

Right of First Refusal	•	Subject to customary exceptions, to the extent that any Party proposes to sell all or part of his equity interest in Holdco to any third party, such Party will offer the Principal Investors (other than the selling Party, if applicable), on a pro rata basis, a right of first refusal (“ROFR”) to purchase such equity interests.

	•	To the extent that a Principal Investor does not exercise its ROFR, the selling Party will be free to pursue a transfer of the equity interest to a third party provided, however, that the transfer will be consummated within 90 days on terms no more favorable to such third party than the terms offered to the the Principal Investors (other than the selling Party, if applicable).

Tag-Along Rights	Subject to customary exceptions, each Principal Investor (other than the selling Party) has the right to tag-along in any private sale (on the same terms and conditions) by a Party of its or his Ordinary Shares to a third party.

Drag-Along Rights	Any two or more Principal Investors (other than Mr. Zheng) who individually owns not less than 10% of Holdco’s equity and collectively own not less than 45% of Holdco’s equity can jointly drag-along all other Parties for a sale or a merger if:

	•	The equity value of 100% of Holdco is not less than US$ 1.0 billion, and
•
A QIPO cannot be achieved within 3 years from the closing of the Transaction.
Board Representation	•	The board of directors of Holdco (the “Board”) will consist of 6 directors, including Mr. He, Mr. Zheng, one director appointed by each New Investor (other than GIC) and one director from the management team appointed jointly by the Principal Investors (other than GIC); provided that if the ownership of any such Principal Investor’s equity falls below 5%, such Principal Investor’s right to appoint director(s) (including the right to jointly appoint one director from the management team) shall be terminated and such Principal Investor shall procure the director appointed by it to resign from the Board.

Exhibit A-5

	•	Each Group Company shall have the same board composition as Holdco.

	•	The shareholders agreement reflecting the terms of this Term Sheet (the “Shareholders Agreement”) will contain these and other customary terms appropriate for transactions of this nature.

Negative Covenants	Major decisions of the Group require a simple majority approval of the Board. The following matters with respect to any Group Company, will in addition require the approval of at least 5 directors:

	•	Any merger or consolidation, or sale of all or substantially all of the assets of any Group Company, except for the exercise of Drag-Along Rights.

	•	Any issuance of equity or debt securities.

	•	Any incurrence of indebtedness, assumption of credit or guarantee by any Group Company in excess of the amounts specified in such Group Company's budget.

	•	Any capital expenditure incurred by Group Companies individually or in aggregate in excess of the Group Companies' budget by RMB 30 million.

	•	Any acquisition by any Group Company of assets (including any acquisition of shares, equity interests or debt securities of any person) in excess of the Group Company's budget by RMB 15 million.

	•	Any amendment or restatement of the governing documents of any Group Company, including changing the size or composition of the board.

	•	Any liquidation, dissolution or winding up of any Group Company.

	•	Any action that would be reasonably likely to result in a breach by the Company of its undertakings under the Financing Documents (as defined in the Merger Agreement).

	•	Entry into any arrangement to do any of the foregoing.

	•	All other corporate decisions that require the approval of the Board shall be made by a majority of the Board or a Board committee, as the case may be; provided, however, that prior approval of the Board shall not be required in respect of such matters pertaining to de minimus and administrative changes. The Company’s management led by the CEO shall be responsible for the day-to-day management of the Group.

Corporate Governance Covenants	The Group shall engage a “Big 4” accounting firm as the Group’s external auditor.

Exhibit A-6

Non-compete	Mr. Zheng will not own, directly or indirectly, more than 5% equity interest in any business that directly competes with the Group.

Within 3 years after the consummation of the Transaction, Mr. Zheng will not take any executive position in any organization other than the Group or any Group Company and two companies where Mr. Zheng currently takes executive positions (Chujian Company and Reocar.com).
Representations and Warranties; Indemnity	Holdco will give customary and appropriate representations, warranties, covenants and indemnities with respect to the business and operations of the Group Companies based on the results of the New Investors’ legal and financial due diligence, including (i) any non-compliance with respect to social security contribution by the Company and its subsidiaries and (ii) that the Transaction will not trigger any change of control, event of default or any other circumstance which might give any creditor of any Group Company the right to accelerate any loan of more than US$1 million borrowed by such Group Company. The representations and warranties (other than the representations and warranties with respect to tax) shall survive the Closing for 1 year. The representations and warranties with respect to tax shall survive the Closing for 2 years. The indemnities with respect to untrue or misleading representations and warranties given by Holdco during the effective period of such representations and warranties shall be subject to a basket of $10,000,000 and a cap of $50,000,000, unless Company management wilfully or intentionally (a) withheld material information or (b) provide false or misleading information with respect the business and operations of the Group Companies, in which case such cap shall be increased to 70% of the aggregate value of the Ordinary Shares as determined as of the Closing.

Information Rights	Each Party will receive customary information rights and inspection rights. The Company will deliver to each Party (i) consolidated audited annual (within 120 days of each year end), unaudited quarterly (within 45 days of quarter end and for the first three fiscal quarters in each fiscal year) and unaudited monthly (within 10 days of month end) financial statements of each Group Company, (ii) not less than 60 days prior to the end of each fiscal year, a comprehensive draft annual budget forecasting the Group’s revenues, expenses, and cash position on a month-to-month basis for the upcoming fiscal year for consideration by the Board (the “Annual Budget”), substantially in the form of a budget form to be agreed among the Principal Investors. The Annual Budget shall be duly prepared for, presented to and approved by the Board no later than 30 days before the end of each fiscal year. The financial statements of the Company will be prepared in accordance with IFRS and will be audited by a “Big 4” accounting firm.

Holdco Undertakings	Holdco undertakes to:

• ensure that each of the hotels (both leased and operated hotels and managed hotels) has passed the relevant fire protection and safety inspections to pass the fire protection and safety inspections as soon as practicable, and in no event later than 3 months, after the Closing, and close those leased-and-operated hotels and terminate the franchise of those managed hotels if they fail to pass the relevant fire protection and safety inspections by the end of the 3-month period;

Exhibit A-7

	•	as soon as practicable, (i) conduct a review of the hotels with respect to material permits, (ii) cause any hotels that are missing material permits to obtain such material permits and (iii) close any leased-and-operated hotels and terminate the franchise of any managed hotels that are unable to obtain any missing material permits; and

	•	as soon as practicable, and in no event later than three months after Closing, complete a corporate governance, ethics and compliance with law review of the Company, its subsidiaries and hotels, and within nine months of closing, develop and implement a comprehensive corporate governance, ethics and compliance with law policy based on best practices that includes, among other things, implementation of a monitoring and enforcement system for the compliance with such policy.

ESOP	After the Closing, Holdco shall implement an employee share option plan (“ESOP”). The Principal Investors will discuss in good faith and jointly decide the terms of such ESOP. In principle, the ESOP shall grant management options, the exercise price of which is equal to the equity valuation of Holdco as paid by the New Investors for the Transaction (“Entry Equity Value”):

		•	Tranche A Options : representing 5% of the equity of Holdco;
		•	Tranche B Options : representing incremental 2% of the equity of Holdco if the exit equity value of Holdco (“Exit Equity Value”, which shall be determined by the actual price in a trade sale of all the shareholding of the New Investors or the 3 months VWAP of the share price of Holdco or its subsidiary if such entity is listed) reaches 1.7x of the Entry Equity Value;
		•	Tranche C Options : representing 3% of the equity of Holdco if the Exit Equity Value reaches 2.2x of the Entry Equity Value;
		•	Tranche D Options : representing incremental 0.625% of the equity of Holdco for each incremental in Exit Equity Value by 0.1x above 2.2x of the Entry Equity Value, provided that Tranche D Options shall not represent more than 10% of the equity of Holdco in total;
•
Expiration:
		•	Tranche A Options : no expiration date;
		•	Tranche B Options and Tranche C Options : 50% expires on the 4th anniversary of the closing date of the Transaction (“Closing Date”), and the remaining 50% expires on the 5th anniversary of the Closing Date;
		•	Tranche D Options : 50% expires on the 5th anniversary of the Closing Date, and the remaining 50% expires on the 6th anniversary of the Closing Date;
		•	Upon the expiration of the options, the consortium members shall consider and discuss in good faith to provide appropriate incentive measures for the management.

Governing Law	•	The Shareholders Agreement will be governed by the laws of Hong Kong, without regard to the conflicts of law principles thereof.

	•	Any dispute, controversy, claim or difference of any kind whatsoever arising out or in connection with the Shareholders Agreement will be resolved exclusively through arbitration administered by the Hong Kong International Arbitration Centre (“HKIAC”) in Hong Kong and will be conducted in accordance with then effective HKIAC Rules.

Exhibit A-8

Other Terms and Conditions
Expenses	Each party shall be responsible for the legal fees incurred solely for the benefit of such party. The New Investors shall be responsible for fees incurred by the consortium on a pro rata basis based on their respective new equity contribution amounts. Fees and expenses should be reimbursed by Holdco once the Transaction is consummated.

Non-definitive; non-exhaustive; non-binding	This Term Sheet is for purposes of discussion only and will not be legally binding or enforceable.
Confidentiality	Except as required by law or applicable regulatory requirement, no Party will make any disclosure to any third party other than to such Party’s professional advisors (and for the avoidance of doubt, to such party’s affiliates and their employees, officers and directors) concerning the existence of this Term Sheet, its contents or the status of negotiations between the parties with respect to the proposed Transaction without obtaining the prior written consent of the other parties. Notwithstanding the forgoing, any New Investor may disclose this Term sheet, its contents or the status of negotiations between the parties with respect to the Transaction to any of its fund manager, general partner, investor and any director, officer, employee investors in such New Investor.

Exhibit A-9

Appendix A – List of Competitors

•	Home Inns
•	Hanting
•	Green Tree
•	Jin Jiang
•	Accor
•	Marriott
•	IHG (Intercontinental)
•	Premier Inn
•	Wyndham
•	Choice Hotels
•	Starwood
•	Hyatt
•	Orange Hotel
•	Vienna Hotel
•	Kaiyuan Hotel

Exhibit A-10

Appendix B – List of PE Funds

•	Warburg Pincus
•	KKR
•	Bain
•	TPG
•	Blackstone
•	Goldman Sachs
•	Morgan Stanley
•	CITIC
•	CDH
•	Hony
•	Primavera
•	Apollo
•	Affinity
•	CVC
•	Apax
•	General Atlantic
•	IDG
•	SAIF
•	Boyu
•	Providence
•	Soros
•	Tiger
•	FountainVest
•	Citic Capital
•	China Everbright
•	CCBI
•	CICC
•	CIC
•	Bank of Communications
•	ICBC
•	BOCI
•	Jiuding
•	Dachen
•	ZhongKeZhaoShang
•	Ascendent
•	Pingan
•	GGV
•	New Horizon
•	Epoch
•	Merrill Lynch
•	Deutsche Bank
•	UBS
•	Credit Suisse
•	Citibank
•	CLSA
•	CDB

Exhibit A-11

•	Citic Hong Kong
•	Jinshi
•	TA
•	Summit
•	Baring
•	3i
•	China Development Corp
•	Prax
•	Chengwei
•	New Margin
•	DT Capital
•	Orchid Asia
•	Qiming

Exhibit A-12